FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, Nuevo León 64410 México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One) Yes No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

FEMSA bids farewell to Alfredo Martínez Urdal

Investors Contact:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Media Contact:

Jaime Toussaint Elosúa
(52) 818-328-6202
jtouelo@femsa.com.mx

Carolina Alvear Sevilla
(52) 818-328-6046
calvsev@femsa.com.mx

Monterrey, Mexico – September 03, 2004 – Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”), (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), regrets to inform that our friend Alfredo Martínez Urdal, deputy CEO of FEMSA, passed away this morning after a long illness.

Alfredo was instrumental in guiding and shaping FEMSA as we know it today. Through his visionary stewardship, Coca-Cola FEMSA became the most efficient and profitable bottler in the Coca-Cola system during the 1990s, setting the foundations for future growth. Since the year 2000, Alfredo led an even more ambitious transformation at FEMSA Cerveza, introducing new ways to approach a century-old business. This effort is now virtually complete and is already bearing encouraging fruits.

Alfredo was an outstanding teacher, and he taught us well. His absence is heartfelt across our entire organization.
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Founded in 1890, FEMSA is the largest integrated beverage company in Latin America with a portfolio of leading beer and soft drink brands. We are the second largest brewer in Mexico with brands that include Tecate, Dos Equis and Sol. Through our subsidiary, Coca-Cola FEMSA, we are the largest Coca-Cola bottler in Latin America and the second largest in the world. We sell our products through approximately two million points of sale, which serve a population of over 170 million people in nine countries, including some of the most populous metropolitan areas in Latin America, such as Mexico City, São Paulo and Buenos Aires. Our manufacturing and distribution capabilities are enhanced by our retail and packaging operations. We operate Oxxo, the largest convenience store chain in Mexico, with over 3,000 stores as of June 2004. For more information on FEMSA, go to www.femsa.com.

September 3, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2004	Fomento Económico Mexicano S.A. de C.V. By: /s/ Federico Reyes Name: Federico Reyes Title: Executive Vice President of Finance and Planning